SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 11, 2021

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Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford

Geoffrey Kruczek

Mindy Hooker

Anne McConnell

Re:	Reinvent Technology Partners

Amended Registration Statement on Form S-4

File No. 333-254988

Filed May 14, 2021

Ladies and Gentlemen:

On behalf of our client, Reinvent Technology Partners (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated June 1, 2021 (the “Comment Letter”) with respect to the above-referenced Amended Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission by the Company on May 14, 2021.

Concurrently with the filing of this letter, the Company has filed, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to the Staff’s comments and to reflect certain other changes.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

June 11, 2021

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 2.

RTP’s Board of Directors’ Reasons for the Business Combination, page 8

1.

We note your response to our prior comment 3. It is unclear whether you have a binding contract with the parties you describe. Please clarify what it means to be “currently in discussion with the Department of Defense.”

Response: The Company respectfully advises the Staff that it has a binding contract for approximately $40 million with the U.S. Air Force. While the Company does not have a binding contract with the Department of Defense, the parties are in active discussions regarding a contract for approximately $120 million. The Company has revised the disclosure on pages 8 and 115 of Amendment No. 2 to better clarify these arrangements.

2.

We note your response to prior comment 4. Please expand your disclosure to include the elements of your response in your registration statement including the elements of your test flight program and your belief of your competitors’ test flights.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 210-211 of Amendment No. 2.

Projected Financial Information, page 119

3.

We note your revisions added in response to prior comment 10. Please expand to clarify the assumptions underlying the projected financial information and explain how they relate to the estimates in the table on page 121. Quantify to the extent possible. For example, clarify the “customer adoption rates,” “willingness to pay” and “airplane load” used to generate the projected financial information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of Amendment No. 2.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

June 11, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 177

4.

We note your response to prior comment 13 of our letter dated April 28, 2021, including the adjustment to the pro forma balance sheet and disclosures provided in note 2(F) on page 185. Please revise the disclosures related to the Earnout Shares in note 2(F) to provide a sensitivity analysis that quantifies the potential impact that a change in the per share market price of the post combination company’s common stock would have on the pro forma balance sheet and pro forma statement of operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 182, 183, 186 and 187 of Amendment No. 2.

5.

We note your response to prior comment 14 of our letter dated April 28, 2021; however, given that the merger will be accounted for as a reverse recapitalization with Joby Aviation as the accounting acquirer, it appears to us that the expenses incurred by RTP, disclosed in note 2(P) on page 186 and Note 2(BB) on page 187, are transaction costs related to the merger that should be expensed as incurred and recorded in the pro forma statement of operations as a non-recurring item. Please advise or revise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company no longer has eliminated the transaction costs incurred by the Company as reflected in note 2(BB) because they are expensed as incurred in the Company’s pre-transaction financial statements. Costs reflected in note 2(P) are not recorded in the Company’s pre-transaction statement of comprehensive income and are currently recorded in retained earnings until they are recorded in the Company’s pre-transactions financial statements. As a result, the Company has revised the disclosure on pages 182-184, 187 and 188 of Amendment No. 2.

6.	We note your response to prior comment 15 of our letter dated April 28, 2021, including the disclosures provided in note 3 on page 187. Please address the following:

•	Clarify the difference between the shares related to Joby’s options and RSUs disclosed in note (1) and disclosed in note (2).

•	Disclose the number of outstanding warrants excluded from the calculation of pro forma diluted loss per share.

•	Explain to us if/how you intend to reflect Joby’s recent issuance of RSUs in the pro forma financial statements.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

June 11, 2021

•

Explain to us how you have accounted for the 9,641,603 shares of Joby common stock related to the conversion of all outstanding shares of Joby unvested RSUs and early exercised stock options that are subject to repurchase.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 188 of Amendment No. 2 to (i) clarify the differences between Joby options and Joby RSUs disclosed on note 1 and note 2 and (ii) disclose the number of warrants excluded from the calculation of pro forma diluted loss per share.

With respect to recent issuance of Joby RSUs, the Company respectfully advises the Staff that such Joby RSUs are included into the calculation of exchange ratio, as per the terms of the Merger Agreement. However, all such Joby RSUs are excluded from the calculation of pro forma net loss per share, because such Joby RSUs are unvested and anti-dilutive.

With respect to the 9,641,603 shares of Joby common stock that are subject to repurchase (pursuant to early exercise of options to purchase shares of Joby common stock and early exercise of restricted stock awards), because they are issued prior to their respective vesting, the Company respectfully advises the Staff that such shares are included as part of pro forma common stock disclosure but are not considered issued for accounting purposes.

Joby’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 226

7.

Please revise your disclosures to incorporate some of the information you provided in your response to prior comment 19 and address how the fair value estimates of your common stock relate to the fair value implied by the current merger transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 231-234 of Amendment No. 2. Included in this revised disclosure is a corrected 409A valuation of Joby common stock as of January 11, 2021 as compared to the valuation provided in the Company’s response to prior comment 19. This correction did not result in any adjustments to the previously provided Joby financial statements and is reflected in Joby’s financial statements as of and for the three months ended March 31, 2021.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

June 11, 2021

Experts, page 261

8.

We have read your response to prior comment 21 of our letter dated April 28, 2021; however, given that the merger is a reverse recapitalization with Joby Aviation as the accounting acquirer and predecessor, it continues to appear to us that any change in their auditor that occurred during the prior two years should be reported under Item 304 of Regulation S-K, if applicable. Refer to section 12330.2 of the Division of Corporation Finance’s Financial Reporting Manual.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 268 of Amendment No. 2. Additionally, the Company has filed a response letter from Frank, Rimerman + Co. LLP as Exhibit 16.1 to Amendment No. 2, pursuant to which Frank, Rimerman + Co. LLP, Joby’s former auditor, confirms that it agrees with the disclosure that for the years ended December 31, 2019 and 2018, no report was issued by Frank, Rimerman + Co. LLP on Joby’s consolidated financial statements which contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

***

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

June 11, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-3972.

Very truly yours,

/s/ Christopher M. Barlow
Christopher M. Barlow Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Howard Ellin

Skadden, Arps, Slate, Meagher & Flom LLP

David Cohen

Reinvent Technology Partners